ISS, Leading Independent Proxy Advisory Firm, Recommends Shareholders Vote the WHITE Proxy FOR ALL of InterOil's Director Nominees

SINGAPORE and PORT MORESBY, Papua New Guinea, May 31, 2016 /PRNewswire/ --

  ISS recognizes strength of the Board and success in transforming InterOil
  ISS believes Mulacek has not made compelling case for change
  ISS recommends voting against all six of the dissident resolutions

InterOil Corporation (NYSE: IOC; POMSoX: IOC) today announced that Institutional Shareholder Services (ISS), a leading independent proxy advisory firm, has recommended that InterOil shareholders vote "FOR" ALL of InterOil's director nominees by voting on the WHITE proxy card at the Corporation's Annual and Special Meeting of Shareholders (the "Meeting") to be held on June 14, 2016.

In supporting InterOil's current Board, ISS recommended shareholders reject Mulacek's dissident resolutions and director nominees based on Mulacek's failure to make a compelling case for change.

In its May 27, 2016 report, ISS stated[1]:

  On balance, the dissident has not made a compelling case for change, and a vote FOR all management nominees is warranted.
  Given that the dissident Mulacek is seeking majority control of the board, the dissident has not disclosed a detailed business plan that describes how the change in control of the company will be effected and the identification of a qualified and credible new management team.
  Putting the dissident nominees on the board may complicate the Oil Search acquisition approval process, which may not be in the best interest of other shareholders.
  The dissident has not provided an alternative proposal which is seen to be superior to the acquisition of the Corporation by Oil Search Ltd.

Further, in recommending that shareholders vote with the InterOil board, ISS described some of the Mulacek resolutions as "overly prescriptive" or "redundant."

In commenting on the ISS report, InterOil said:

"We are pleased that ISS supports the election of ALL of InterOil's highly qualified and experienced director nominees, and has concluded that Mr. Mulacek's resolutions are not in the best interests of shareholders and that no change to InterOil's Board or governing charters is warranted.

"We believe ISS recognizes that InterOil's turnaround since Mr. Mulacek's departure has delivered results for shareholders and that Mr. Mulacek has failed to make a compelling case for change.

"InterOil's nominees are highly qualified leaders with the right skills, capabilities and experience to steward InterOil and create value. Our nominees have taken decisive actions that have enabled InterOil to enter into a premium transaction with Oil Search Limited (ASX: OSH, POMSoX: OSH).

"The ISS recommendations reinforce our belief that InterOil has the right Board to further the interests of all InterOil shareholders.

"We strongly urge InterOil shareholders to follow the ISS recommendations and protect the value of their investment by voting today on the WHITE proxy as recommended by the Board. We also urge shareholders to reject the Mulacek agenda and to discard any proxy materials they may receive from Mulacek."

InterOil shareholders of record at the close of business on April 25, 2016 are entitled to vote at the Meeting. All proxies must be received before 8:00 PM ET on June 10, 2016. Shareholders who have voted on the blue proxy and wish to change their vote may do so by submitting a later-dated WHITE proxy or following the instructions on their proxy card.

For more information, please visit the special Annual Meeting section of the Corporation's website at www.interoil.com/agm2016.

If you have any questions, require assistance with
voting your WHITE
proxy card or need additional copies of the proxy materials, please contact:

MACKENZIE PARTNERS, INC.

105 Madison Avenue
New York, NY 10016

iocproxy@mackenziepartners.com

(212) 929-5500 (Call Collect)
Or

TOLL-FREE (800) 322-2885

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee Communications Specialist	James Golden/ Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507 0222 E: ann.lee@interoil.com	T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements

This release includes "forward-looking statements". All statements, other than statements of historical facts, included in this release are forward-looking statements. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the combined company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular information and statements relating to InterOil's agreement with Oil Search and the ability to realize the anticipated benefits and the other risk factors discussed in InterOil's publicly available filings, including but not limited to those in InterOil's annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

[1]	Permission to use quotations neither sought nor obtained.